EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

VOLUNTARY ANNOUNCEMENT

CONVENING OF 2020 ANNUAL RESULTS BRIEFING

China Life Insurance Company Limited (the “Company”) will publish its 2020 annual results on the “HKExnews” website of the Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) on 25 March 2021. In order to enable investors to have a deeper and more comprehensive understanding of the 2020 annual results and the business operation of the Company, the Company proposes to convene the 2020 annual results briefing (the “Results Briefing”) through webcast from 11:00 a.m. to 12:00 p.m. on 26 March 2021. Mr. Wang Bin, the Chairman of the board of directors, Mr. Su Hengxuan, the President, and other senior management members of the Company will attend the Results Briefing.

Investors may visit the websites of https://live.vhall.com and https://roadshowchina.cn to watch the Results Briefing at the scheduled time.

Investors may put forward relevant questions by sending emails to the Company’s investor relations email box: IR@e-chinalife.com by 11:59 p.m. on 22 March 2021, and the common concerned questions will be answered by the Company at the Results Briefing.

Investors may visit the “Investor Relations” section on the Company’s website (www.e-chinalife.com) from 26 March 2021 to watch the relevant video of the Results Briefing.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 17 March 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie